
06037381

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

1-8634

FOR ANNUAL REPORTS OF EMPLOYEE STOCK REPURCHASE SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☑ Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2005.

OR

☐ Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the Transition Period From ____________ to ____________________

Commission File Number: 001-08634

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

Temple-Inland Savings Plan for Union Employees

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Temple-Inland Inc.
1300 MoPac Expressway South, Austin, Texas 78746


SEC MAIL PROCESSING
RECEIVED
JUN 2 9 2006
WASH, D.C.
209
SECTION


PROCESSED
JUL 0 3 2006
THOMSON
FINANCIAL

 The Exhibit Index is Page 21

Temple-Inland Inc. Selected Savings Plans
Financial Statements and Supplemental Schedules
December 31, 2005 and 2004 and year ended December 31, 2005
Table of Contents



■ **Ernst & Young LLP**
Suite 1800
401 Congress
Austin, Texas 78701

■ Phone: (512) 478-9881
Fax: (512) 478-3499
www.ey.com

Report of Independent Registered Public Accounting Firm

Temple-Inland Benefits Administration Committee
Temple-Inland, Inc. Selected Thrift Plans

We have audited each of the accompanying statements of net assets available for benefits of the Temple-Inland Inc. Selected Thrift Plans (as listed on pages F-2 through F-4) as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for each plan for the year ended December 31, 2005. These financial statements are the responsibility of the Plans' management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plans' internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plans' internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements for each of the Plans referred to above present fairly, in all material respects, the net assets available for benefits of each Plan at December 31, 2005 and 2004, and the changes in their net assets available for benefits for the year ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements for each Plan taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2005, and delinquent participant contributions for the year ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plans' management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements for each Plan and, in our opinion, are fairly stated in all material respects in relation to the financial statements for each Plan taken as a whole.

Ernst & Young LLP

Austin, Texas
June 23, 2006

TEMPLE-INLAND INC. SELECTED SAVINGS PLANS
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2005

	Temple-Inland Savings and Retirement Plan 028	Temple-Inland Non-Salaried Savings Plan 453	Temple-Inland Salaried Savings Plan 025	Temple-Inland Savings Plan for Union Employees 457	El Morro Corrugated Box Corporation Savings and Investment Plan 456
ASSETS					
Investments, at fair value:					
Plan interest in the separate accounts of					
Temple-Inland Employee Master Trust:					
Temple-Inland Inc. Stock Fund	$ 36,960,204	$ 31,916,318	$ 99,632,045	$ 35,667,901	$ 849,155
Vanguard Retirement Savings Trust	14,037,161	22,582,664	84,706,283	50,586,683	1,157,832
Vanguard Windsor Fund	19,207,615	8,729,841	63,479,367	13,398,169	99,370
Vanguard IT Treasury Fund	39,611,898	3,144,603	18,807,006	5,300,599	38,978
Vanguard 500 Index Fund	23,945,613	10,966,553	67,055,800	21,220,684	202,564
Vanguard Wellington Fund	11,685,174	5,555,837	29,228,095	7,026,083	14,193
Vanguard Explorer Fund	9,452,511	2,886,436	21,090,304	4,898,004	52,465
Vanguard International Growth Fund	6,479,388	1,657,906	13,437,102	2,813,079	22,177
Vanguard Small-Cap Value Index Fund	2,472,422	1,124,217	14,314,903	3,002,490	1,170
Vanguard PRIMECAP Fund	2,824,765	1,451,019	26,439,661	8,908,047	679
Participant loans	4,983,456	8,982,887	11,955,958	8,861,863	—
Total investments	171,660,207	98,998,281	450,146,524	161,683,602	2,438,583
Receivables:					
Participant loan interest	720	10,796	1,333	9,249	—
Employee contributions	23,811	93,431	17,066	210,448	15,454
Employer contributions	140,796	147,342	208,433	22,498	9,978
Total receivables	165,327	251,569	226,832	242,195	25,432
Liabilities:					
Contributions to be refunded	12,632	29,407	7,043	1,377	3,960
Net assets available for benefits	$ 171,812,902	$ 99,220,443	$ 450,366,313	$ 161,924,420	$ 2,460,055

See Notes to Financial Statements.

4

TEMPLE-INLAND INC. SELECTED SAVINGS PLANS
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2004

	Temple-Inland Savings and Retirement Plan 028	Temple-Inland Non-Salaried Savings Plan 453	Temple-Inland Salaried Savings Plan 025	Temple-Inland Savings Plan for Union Employees 457	El Morro Corrugated Box Corporation Savings and Investment Plan 456
ASSETS					
Investments, at fair value:					
Plan interest in the separate accounts of Temple-Inland Employee Master Trust:					
Temple-Inland Inc. Stock Fund	$ 33,668,989	$ 24,854,262	$ 80,392,984	$ 26,247,328	$ 671,770
Vanguard Retirement Savings Trust	16,212,907	22,498,936	87,402,999	48,141,172	1,101,977
Vanguard Windsor Fund	21,472,377	8,543,457	64,418,904	13,530,320	85,753
Vanguard IT Treasury Fund	44,253,867	3,366,106	18,773,375	5,236,952	38,780
Vanguard 500 Index Fund	27,185,093	10,975,661	68,721,562	21,622,884	177,923
Vanguard Wellington Fund	11,647,412	5,342,814	25,686,282	5,932,350	8,321
Vanguard Explorer Fund	10,305,544	2,946,054	18,968,184	5,141,619	44,497
Vanguard International Growth Fund	5,864,496	1,508,199	9,623,980	2,260,914	19,715
Vanguard Small-Cap Value Index Fund	1,836,142	883,487	11,068,019	2,124,785	210
Vanguard PRIMECAP Fund	2,688,598	1,346,924	24,577,821	8,729,306	178
Participant loans	6,225,930	8,549,648	12,061,104	8,551,820	—
Total investments	181,361,355	90,815,548	421,695,214	147,519,450	2,149,124
Receivables:					
Participant loan interest	1,010	9,033	1,284	8,277	—
Employee contributions	35,187	87,771	37,185	227,581	16,636
Employer contributions	34,185	54,036	12,746	22,089	10,559
Total receivables	70,382	150,840	51,215	257,947	27,195
Net assets available for benefits	$ 181,431,737	$ 90,966,388	$ 421,746,429	$ 147,777,397	$ 2,176,319

See Notes to Financial Statements.

5

TEMPLE-INLAND INC. SELECTED SAVINGS PLANS
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year Ended December 31, 2005

	Temple-Inland Savings and Retirement Plan 028	Temple-Inland Non-Salaried Savings Plan 453	Temple-Inland Salaried Savings Plan 025	Temple-Inland Savings Plan for Union Employees 457	El Morro Corrugated Box Corporation Savings and Investment Plan 456
Investment income from the separate accounts of Temple-Inland Employee Master Trust:					
Cash dividends	$ 6,969,408	$ 2,527,608	$ 15,306,010	$ 3,927,874	$ 37,689
Interest	596,826	887,336	3,403,641	1,917,594	44,573
Net appreciation in fair value of investments	8,535,708	7,590,864	25,614,972	9,299,164	200,707
Total investment income from Master Trust	16,101,942	11,005,808	44,324,623	15,144,632	282,969
Interest from participant loans	309,222	509,738	730,103	480,002	—
Contributions:					
Employee	8,655,918	5,268,796	19,499,571	10,827,307	143,967
Employer:					
Stock	838,954	618,880	2,638,217	734,093	16,281
Cash	6,249,610	2,686,917	5,995,903	1,923,546	75,859
Rollovers	571,038	159,125	1,692,479	78,729	—
Total contributions	16,315,520	8,733,718	29,826,170	13,563,675	236,107
Distributions to participants	(44,252,911)	(9,089,959)	(51,105,993)	(13,243,080)	(235,340)
Interplan transfers	108,163	(2,878,883)	4,580,074	(1,809,354)	—
Transfer from (to) other plans	1,799,229	(26,367)	264,907	11,148	—
Net increase (decrease)	$ (9,618,835)	$ 8,254,055	$ 28,619,884	$ 14,147,023	$ 283,736
Net assets available for benefits:					
Beginning of year	$ 181,431,737	$ 90,966,388	$ 421,746,429	$ 147,777,397	$ 2,176,319
End of year	$ 171,812,902	$ 99,220,443	$ 450,366,313	$ 161,924,420	$ 2,460,055

See Notes to Financial Statements.



NOTE A – DESCRIPTION OF PLANS

This report includes the selected employee benefit plans (the "Plans") of TIN Inc. (dba Temple-Inland) and its wholly owned subsidiaries (the "Company") that participate in the Temple-Inland Employee Master Trust (the "T-I Trust"). The following description of Temple-Inland Savings Plan for Union Employees ("Savings Plan for Union Employees"), Temple-Inland Savings and Retirement Plan ("Savings and Retirement Plan"), Temple-Inland Non-Salaried Savings Plan ("Non-Salaried Savings Plan"), Temple-Inland Salaried Savings Plan ("Salaried Savings Plan") and El Morro Corrugated Box Corporation Savings and Investment Plan ("El Morro Plan") provides eligibility, contributions and other general information. The Summary Plan Descriptions, copies of which are available from the Company, contains more detailed information about the Plans. The Plans are subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

General

Savings and Retirement Plan

The Savings and Retirement Plan was established effective April 1, 1989. The Plan allows eligible employees to make contributions on a before-tax basis as permitted by section 401(k) of the Internal Revenue Code (IRC) and to purchase stock of the Company through participation in the Plan. Participants whose employment with the Company is terminated have the option to roll over their funds to an IRA or another qualified employer plan, or for balances over $1,000 ($5,000 prior to March 28, 2005), defer their distribution and leave their funds in the Plan until age 65.

Upon meeting the three-month service requirement, certain salaried, salaried plus commission, or commission only employees of the Company are permitted to make voluntary before-tax and after-tax contributions to the Plan, limited to 50 percent of the employee's compensation in each plan year. The Plan was amended such that employees hired on or after September 30, 2005, be automatically enrolled in the Plan at a before-tax contribution rate of three percent of the employee's compensation after 30 days of employment, unless the employee elects not to participate. In addition, automatically enrolled participants' before-tax contributions are increased one percent annually (every October 1), unless the participant has elected otherwise. This automatic increase ceases once a participant's before-tax contribution rate equals ten percent.

The Company's contribution is an amount equal to 100 percent of the employee's contributions not to exceed three percent of the employee's compensation in such payroll period, plus an amount equal to 50 percent of the contributions made in excess of three percent limited to six percent of the employee's compensation in such payroll period, with a maximum of $4,000 per participant in each plan year. The Company also makes Company Retirement Contributions (as defined by the Plan) equal to 3-1/2 percent of a participant's eligible pay. Employees who enroll in the Plan under the automatic enrollment feature described above are required to complete three months of service prior to receiving the Company Retirement Contribution.

The Plan was amended in 2005 to merge the Walter Mortenson Profit Sharing Plan into the Plan, with this Plan being the surviving plan. The Plan was amended in 2005 to provide for the automatic enrollment of newly hired employees, change the dollar limit for cash-out distributions, and the manner in which employer matching contributions are determined.

Non-Salaried Savings Plan

The Non-Salaried Savings Plan was established effective January 1, 1990. The Plan allows eligible employees to make contributions on a before-tax basis as permitted by section 401(k) of the IRC and to purchase stock of the Company through participation in the Plan. Participants whose employment with the Company is terminated have the option to roll over their funds to an IRA or another qualified employer plan, or for balances over $1,000 ($5,000 prior to March 28, 2005), defer their distribution and leave their funds in the Plan until age 65.

Upon meeting the three-month service requirement, non-union hourly and hourly plus commission-based employees of the Company are permitted to make voluntary before-tax and after-tax contributions to the Plan, limited to 50 percent of the employee's compensation in each plan year. The Plan was amended such that employees hired on or after September 30, 2005 be automatically enrolled in the Plan at a before-tax contribution rate of three percent of the employee's compensation after 30 days of employment, unless the employee elects not to participate. In addition, automatically enrolled participants' before-tax contributions are increased one percent annually (every October 1), unless the participant has elected otherwise. This automatic increase ceases once a participant's before-tax contribution rate equals ten percent.

The Company's contribution is an amount equal to 100 percent of the employee's contributions not to exceed three percent of the employee's compensation in such payroll period, plus an amount equal to 50 percent of the contributions made in excess of three percent limited to six percent of the employee's compensation in such payroll period. The Company's contribution will be limited to $4,000 per participant in each plan year.

The Plan was amended in 2005 to provide for the full vesting for participants whose employment was terminated due to the closing of the Mishawaka plant. The Plan was amended in 2005 to provide for the automatic enrollment of newly hired employees, change the dollar limit for cash-out distributions, and the manner in which employer matching contributions are determined.

Salaried Savings Plan

The Salaried Savings Plan was established effective January 1, 1984. The Plan allows eligible employees to make contributions on a before-tax basis as permitted by section 401(k) of the IRC and to purchase stock of the Company through participation in the Plan. Participants whose employment with the Company is terminated have the option to rollover their funds to an IRA or another qualified employer plan or, for balances over $1,000 ($5,000 prior to March 28, 2005), defer their distribution and leave their funds in the Plan until age 65.

Upon meeting the three-month service requirement, certain salaried, salaried plus commission, or commission only employees of the Company are permitted to make voluntary before-tax and after-tax contributions to the Plan, limited to 50 percent of the employee's compensation in each plan year. The Plan was amended such that employees hired on or after September 30, 2005 be automatically enrolled in the Plan at a before-tax contribution rate of three percent of the employee's compensation after 30 days of employment, unless the employee elects not to participate. In addition, automatically enrolled participants' before-tax contributions are increased one percent annually (every October 1), unless the participant has elected otherwise. This automatic increase ceases once a participant's before-tax contribution rate equals ten percent.

The Company's contribution is an amount equal to 100 percent of the employee's contributions not to exceed three percent of the employee's compensation in such payroll period, plus an amount equal to 50 percent of the contributions made in excess of three percent limited to six percent of the employee's compensation in such payroll period. The Company's contribution is limited to $4,000 per participant in each plan year.

The Plan was amended in 2005 to provide for the full vesting for participants whose employment was terminated due to the closing of the Mishawaka plant. The Plan was amended in 2005 to provide for the automatic enrollment of newly hired employees, change the dollar limit for cash-out distributions, and the manner in which employer matching contributions are determined.

Savings Plan for Union Employees

The Savings Plan for Union Employees was established effective January 1, 1993.

The Plan allows eligible employees to make contributions on a before-tax basis as permitted by section 401(k) of the IRC and to purchase stock of the Company through participation in the Plan. Participants whose employment with the Company is terminated have the option to roll over their funds to an IRA or another qualified employer plan, or for balances over $1,000 ($5,000 prior to March 28, 2005), defer their distribution and leave their funds in the Plan until age 65. There are 52 and 47 individual collectively bargained units belonging to the Plan as of December 31, 2005 and 2004, respectively.

Upon meeting the three-month service requirement, employees are permitted to make voluntary before-tax and after-tax contributions to the Plan, limited to 50 percent of the employee's compensation in each plan year. The matching formula for Company contributions and the maximum Company contribution per participant are defined in the collectively bargaining unit agreements. Contribution ranges and Company matching formulas vary based on individual union agreements.

El Morro Plan

The El Morro Plan was established effective August 1, 1992. Banco Popular Trust Division is the Trustee for this plan. The Plan allows any non-union employee who is employed by El Morro Corrugated Box Corporation or Inland Paper Company, Inc., at its plants and warehouses in Vega Alta, Puerto Rico to become a participant as of any enrollment date following three months of service. Participation in the Plan is entirely voluntary. Participants whose employment with the Company is terminated have the option to roll over their funds to an IRA or another qualified employer plan, or for balances over $1,000 ($5,000 prior to March 28, 2005), defer their distribution and leave their funds in the Plan until age 65. Voluntary before-tax or after-tax employee contributions can be made to the Plan through periodic payroll deductions, limited to ten percent of compensation up to an annual limit of $8,000. Before-tax contributions are not to exceed the maximum amount specified by Puerto Rico tax laws.

The Company will contribute one dollar for every dollar of the first three percent of the participant's compensation and 50 cents for every dollar of the next three percent of compensation the participant elects to contribute under the Plan. The Company's contribution is limited to $4,000 per participant in each plan year. No Company contribution will be made on the employee's after-tax



contributions that exceed their pre-tax contributions.

Investment Options

Participants may designate their contributions to be made in multiples of one percent into various separate investment accounts within the T-I Trust other than the Temple-Inland Inc. Stock Fund. All Company matching contributions are invested in the Temple-Inland Inc. Stock Fund. Participants may transfer all or any portion (in multiples of one percent for all plans except the El Morro Plan) of their before tax contributions account, after tax contribution account, employer matching contribution account, qualified nonelective contribution account, and rollover account invested in any of the funds to any of the active funds; provided, however, that a participant may not transfer any amounts held in his employer matching contribution account unless he has attained age 59 prior to January 1, 2003, or completed a period of service of at least three years. All Company Retirement Contributions in the Savings and Retirement Plan are invested in the Vanguard IT Treasury Fund.

Each of the Plans except for El Morro participates in the Loan Fund. The Loan Fund consists of monies borrowed by participants from their account balances. Repayments of principal and interest are allocated to the participants' account balances based on the participants' current investment elections.

Vesting

Participants are immediately vested in their voluntary contributions plus actual earnings thereon. A participant becomes fully vested in the Company's contribution after 36 months of service. Participants are 34 percent vested after 12 months, 67 percent vested after 24 months and 100 percent vested after 36 months. Company Retirement Contributions in the Savings and Retirement Plan vest upon five years of continuous service. Any Company contributions not otherwise vested, vest upon five years of continuous service. Upon termination, the non-vested portion of the Company's contributions will be forfeited.

Forfeitures

Nonvested balances of participants' accounts may be subject to forfeiture upon termination of their employment with the Company. Forfeitures occur in the Plan year in which the participant receives a distribution of their vested account or after five consecutive one-year breaks in service, as defined. Forfeitures are used to reduce future Company contributions.

Administration

The Plans are administered by an appointed committee. Guidelines as to who may be appointed to serve on an administering committee and how appointments are made are set forth in the Plan Documents. All significant costs of administering the Plans are paid by the Company. The Vanguard Group Inc. (Vanguard) is the recordkeeper for the Plans.



NOTE B – SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plans are prepared under the accrual method of accounting in accordance with U.S. generally accepted accounting principles. Purchases and sales of securities are recorded on a trade-date basis.

Use of Estimates

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Risks and Uncertainties

The plan provides for various investments in a company stock fund, mutual funds and common collective trusts. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risks associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participant account balances.

Interest in the Temple-Inland Employee Master Trust

In 1993, the T-I Trust was formed. Vanguard was appointed as the Master Trustee. The assets of the T-I Trust are held in various separate investment accounts. Each of the benefit plans participating in the T-I Trust has beneficial interest percentages in the specific separate investment accounts available to the respective plan as selected by the Temple-Inland Inc. Investment Committee. The assets are allocated among participating plans by assigning to each plan those transactions (primarily contributions and benefit payments), which can be specifically identified. The income and expenses resulting from the collective investment of the assets are allocated among each plan in proportion to the fair value of the assets on a daily basis.

Investments

Investments are stated at fair value. The fair value of the Temple-Inland Inc. Stock Fund is based on the last sales price of the year as reported by the New York Stock Exchange. The fair value of investments in the Vanguard mutual funds is based on the net asset value per unit as reported by the National Association of Security Dealers on the last business day of the year. Loans are stated at cost, which approximates fair value.

The Vanguard Retirement Savings Trust is stated at fair value, as determined by Vanguard, based on the contract values of the underlying investment contracts.

TEMPLE-INLAND
EMPLOYEE MASTER TRUST

December 31, 2005

Investment Income

Dividends are recorded as income on the ex-dividend date. Interest income is recorded on the accrual basis. Realized gains or losses on investment securities sold are determined on the basis of average cost.

Payment of Benefits

Benefits are recorded when paid.

TEMPLE-INLAND
EMPLOYEE MASTER TRUST

December 31, 2005

NOTE C – INTEREST IN THE TEMPLE-INLAND EMPLOYEE MASTER TRUST

The following table presents the fair value of investments of the T-I Trust as of December 31, 2005 and 2004:

	2005	2004
Investments at fair value as determined by quoted market prices:		
Temple-Inland Inc. Stock Fund	$ 205,025,623	$ 165,835,333
Vanguard Retirement Savings Trust	173,070,623	175,357,991
Vanguard Windsor Fund	104,914,362	108,050,811
Vanguard IT Treasury Fund	66,903,084	71,669,080
Vanguard 500 Index Fund	123,391,214	128,683,123
Vanguard Wellington Fund	53,509,382	48,617,179
Vanguard Explorer Fund	38,379,720	37,405,898
Vanguard International Growth Fund	24,409,652	19,277,304
Vanguard Small-Cap Value Index Fund	20,915,202	15,912,643
Vanguard PRIMECAP Fund	39,624,171	37,342,827
Total	$ 850,143,033	$ 808,152,189

TEMPLE-INLAND
EMPLOYEE MASTER TRUST

December 31, 2005

The following table presents each plan's percentage interest in the separate investment accounts of the T-I Trust as of December 31, 2005 and 2004:

	Savings and Retirement Plan 028	Non-Salaried Savings Plan 453	Salaried Savings Plan 025	Savings Plan for Union Employees 457	El Morro 456
December 31, 2005:					
Temple-Inland Inc. Stock Fund	18.03	15.57	48.59	17.40	0.41
Vanguard Retirement Savings Trust	8.11	13.05	48.94	29.23	0.67
Vanguard Windsor Fund	18.31	8.32	60.51	12.77	0.09
Vanguard IT Treasury Fund	59.21	4.70	28.11	7.92	0.06
Vanguard 500 Index Fund	19.41	8.89	54.34	17.20	0.16
Vanguard Wellington Fund	21.84	10.38	54.62	13.13	0.03
Vanguard Explorer Fund	24.63	7.52	54.95	12.76	0.14
Vanguard International Growth Fund	26.54	6.79	55.05	11.53	0.09
Vanguard Small-Cap Value Index	11.82	5.38	68.44	14.35	0.01
Vanguard PRIMECAP Fund	7.13	3.66	66.73	22.48	—
December 31, 2004:					
Temple-Inland Inc. Stock Fund	20.30	14.99	48.48	15.83	0.40
Vanguard Retirement Savings Trust	9.25	12.83	49.84	27.45	0.63
Vanguard Windsor Fund	19.87	7.91	59.62	12.52	0.08
Vanguard IT Treasury Fund	61.75	4.70	26.19	7.31	0.05
Vanguard 500 Index Fund	21.13	8.53	53.40	16.80	0.14
Vanguard Wellington Fund	23.96	10.99	52.83	12.20	0.02
Vanguard Explorer Fund	27.55	7.88	50.71	13.75	0.11
Vanguard International Growth Fund	30.42	7.82	49.92	11.73	0.11
Vanguard Small-Cap Value Index	11.54	5.55	69.55	13.36	—
Vanguard PRIMECAP Fund	7.20	3.61	65.82	23.37	—

TEMPLE-INLAND
EMPLOYEE MASTER TRUST

December 31, 2005

Investment income (loss) for the separate investment accounts for the year ended December 31, 2005 is as follows:

	Net Appreciation (Depreciation) in Fair Value of Investments as Determined by Quoted Market Prices	Interest	Dividends	Total
Temple-Inland Inc. Stock Fund	$ 49,783,794	$ —	$ 4,207,508	$ 53,991,302
Vanguard Retirement Savings Trust	—	6,849,970	—	6,849,970
Vanguard Windsor Fund	(5,209,662)	—	10,211,038	5,001,376
Vanguard IT Treasury Fund	(2,019,594)	—	3,549,737	1,530,143
Vanguard 500 Index Fund	3,475,929	—	2,154,606	5,630,535
Vanguard Wellington Fund	233,959	—	3,146,916	3,380,875
Vanguard Explorer Fund	151,115	—	3,013,858	3,164,973
Vanguard International Growth Fund	2,257,517	—	768,921	3,026,438
Vanguard Small-Cap Value Index Fund	878,900	—	368,921	1,247,821
Vanguard PRIMECAP Fund	1,689,457	—	1,347,084	3,036,541
Total	$ 51,241,415	$ 6,849,970	$ 28,768,589	$ 86,859,974


15

NOTE D – NONPARTICIPANT DIRECTED INVESTMENTS

The following two funds, the Temple-Inland Inc. Stock Fund and the Vanguard IT Treasury Fund include both participant and nonparticipant directed amounts. The participant directed amounts are deemed nonparticipant directed for purposes of this disclosure. Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant directed investments is as follows:

	Savings and Retirement Plan 028	Non-Salaried Savings Plan 453	Salaried Savings Plan 025	Plan for Union Employees 457	El Morro 456
Net Assets at December 31, 2004:					
Temple-Inland Inc. Stock Fund	$ 33,668,989	$ 24,854,262	$ 80,392,984	$ 26,247,328	$ 671,770
Vanguard IT Treasury Fund	44,253,867	—	—	—	—
Receivables:					
Temple-Inland Inc. Stock Fund	10,877	75,191	15,654	29,906	10,559
Vanguard IT Treasury Fund	28,138	—	—	—	—
Total Net Assets	$ 77,961,871	$ 24,929,453	$ 80,408,638	$ 26,277,234	$ 682,329
Changes in Net Assets:					
Contributions	$ 7,748,211	$ 3,313,158	$ 8,736,844	$ 2,658,053	$ 92,140
Dividends and interest	2,878,924	651,480	2,032,249	735,711	16,989
Net appreciation in fair value of investments	7,921,054	7,449,725	24,266,821	8,754,256	198,739
Benefits paid to participants	(17,635,966)	(2,904,585)	(7,201,506)	(1,923,798)	(130,960)
Asset transfers in/out	282,661	10,808	264,907	11,148	—
Transfers (to) from other plans	31,258	(507,718)	741,356	(261,011)	—
Transfers (to) from participant directed investments	(2,306,999)	(855,749)	(9,406,217)	(551,435)	(104)
Change in net assets	$ (1,080,857)	$ 7,157,119	$ 19,434,454	$ 9,422,924	$ 176,804
Net Assets at December 31, 2005:					
Temple-Inland Inc. Stock Fund	$ 36,960,204	$ 31,916,318	$ 99,632,045	$ 35,667,901	$ 849,155
Vanguard IT Treasury Fund	39,611,898	—	—	—	—
Receivables:					
Temple-Inland Inc. Stock Fund					
Employer contribution receivable	120,139	147,342	208,433	22,498	9,978
Interfund transfers receivable	28,525	22,912	2,614	9,759	
Vanguard IT Treasury Fund					
Employer contribution receivable	20,657	—	—	—	—
Employee contribution receivable	2,190	—	—	—	—
Interfund transfers receivable	137,401	—	—	—	—
Total Net Assets	$ 76,881,014	$ 32,086,572	$ 99,843,092	$ 35,700,158	$ 859,133

TEMPLE-INLAND
EMPLOYEE MASTER TRUST

December 31, 2005

NOTE E – TAX STATUS

The Plans have received determination letters from the Internal Revenue Service stating that the Plans are qualified under Section 401(a) of the IRC and, therefore, the related trust is exempt from taxation dated as follows:

Savings Plan for Union Employees	May 20, 2002
Savings and Retirement Plan	February 26, 2004
Non-Salaried Savings Plan	February 26, 2004
Salaried Savings Plan	February 26, 2004

Once qualified, the Plans are required to operate in conformity with the IRC to maintain their qualification. The El Morro Plan has received a favorable determination letter dated March 26, 1996, from the Commonwealth of Puerto Rico Department of the Treasury stating that the plan is qualified under Section 165(a) of the Puerto Rico Income Tax Act of 1954, (PR Code) as amended. All of the above plans have been amended or restated since the most recent determination letters. It is the opinion of the Plan Administrator that the Savings Plan for Union Employees, Savings and Retirement Plan, Non-Salaried Savings Plan and Salaried Savings Plan, as amended, are operating in compliance with the applicable requirements of the Code and, therefore, believes that the Plans are qualified and the related trust is tax exempt. The plan sponsor has indicated that it will take the necessary steps, if any, to bring the El Morro Plan operations into compliance with the PR Code.

NOTE F – PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plans to discontinue its contributions at any time and to terminate the Plans subject to the provisions of ERISA.

In the event of the termination of the Plans, the individual accounts of all members shall become fully vested. After deducting all charges and expenses, the balances of all individual accounts will be adjusted and the remaining assets distributed.

Temple-Inland Inc. Selected Savings Plans
Schedule H Line 4(a) – Schedule of Delinquent Participant Contributions

December 31, 2005

Plan Name	Plan #	EIN	Plan Year	Participant Contributions Transferred Late to Plan	Total that Constitute Non-Exempt Prohibited Transactions
Temple-Inland Savings And Retirement Plan	028	75-1462427	2005	$ 225	$ 225
Temple-Inland Non-Salaried Savings Plan	453	75-1462427	2005	132	132
Temple-Inland Salaried Savings Plan	025	75-1462427	2005	642	642
Temple-Inland Savings Plan for Union Employees	457	13-2946332	2005	43	43
El Morro Corrugated Box Corporation Savings and Investment Plan	456	66-0274059	2005	207	207
Temple-Inland Savings And Retirement Plan	028	75-1462427	2004	4,441	4,441
Temple-Inland Non-Salaried Savings Plan	453	75-1462427	2004	1,132	1,132
Temple-Inland Salaried Savings Plan	025	75-1462427	2004	15,888	15,888
Temple-Inland Savings Plan for Union Employees	457	13-2946332	2004	5,044	5,044
Temple-Inland Savings And Retirement Plan	028	75-1462427	2003	3,418	3,418
Temple-Inland Non-Salaried Savings Plan	453	75-1462427	2003	8,718	8,718
Temple-Inland Savings Plan for Union Employees	457	13-2946332	2003	4,001	4,001

Temple-Inland Inc. Selected Savings Plans
Schedule H Line 4i – Schedule of Assets (Held At End of Year)

December 31, 2005

Plan Name	Plan #	EIN	Identity of Issue*	Description of investment varying maturity dates and interest rates ranging from:	Current Value
Temple-Inland Savings And Retirement Plan	028	75-1462427	Participant Loans	5.50% to 11.00%	$ 4,983,456
Temple-Inland Non-Salaried Savings Plan	453	75-1462427	Participant Loans	5.50% to 11.00%	8,982,887
Temple-Inland Salaried Savings Plan	025	75-1462427	Participant Loans	5.50% to 11.00%	11,955,958
Temple-Inland Savings Plan for Union Employees	457	13-2946332	Participant Loans	5.50% to 11.50%	8,861,863

*Represents party-in-interest

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

TEMPLE-INLAND
SAVINGS PLAN FOR UNION EMPLOYEES

Date: June 27, 2006 By: /s/ Roger N. Marietti

Roger Marietti
Temple-Inland Inc.
Benefits Administration Committee

INDEX TO EXHIBITS

Exhibit No.	Description	Page No.
23	Consent of Ernst & Young LLP	22

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement, as amended, (Form S-8 No. 33-54388) pertaining to the Temple-Inland Savings Plan for Union Employees of our report dated June 23, 2006, with respect to the financial statements and supplemental schedules of the Temple-Inland Savings Plan for Union Employees included in this Annual Report (Form 11-K) for the year ended December 31, 2005.

Ernst & Young LLP

Austin, Texas
June 24, 2006

